Exhibit 99.1

Jumia to focus on Physical Goods business and close its Food Delivery operations

Lagos (Nigeria), December 13, 2023 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”), the leading pan-African e-commerce platform, has announced plans to close its food delivery business, Jumia Food. Jumia will continue to operate its core physical goods business and its JumiaPay business in all of its countries of operation.

Following a strategic review of Jumia Food, the Company determined that its food delivery business is not suitable to the current operating environment and macroeconomic conditions in its market, and will close its food delivery operations in all markets by the end of December 2023. This decision is in line with the Company’s strategy to optimize its capital and resource allocation and to continue its path to profitability. The food delivery business represents approximately 11% of Jumia’s GMV for the nine months ended September 30, 2023 and has not been profitable since inception of the business.

“The more we focus on our physical goods business, the more we realize that there is huge potential for Jumia to grow, with a path to profitability. We must take the right decision and fully focus our management, our teams and our capital resources to go after this opportunity. In the current context, it means leaving a business line, which we believe does not offer the same upside potential - food delivery," said Francis Dufay, Chief Executive Officer of Jumia.

“Food delivery remains a business with very challenging economics, in Africa and across the world, and we want to focus our efforts on our physical goods e-commerce business, in the eleven markets where we operate. This is a matter of prioritization of opportunities, and expected return on investment," said Antoine Maillet-Mezeray, EVP Finance & Operations of Jumia.

Jumia currently operates its food delivery business in Nigeria, Kenya, Uganda, Morocco, Tunisia, Algeria and Ivory Coast. A number of employees currently dedicated to the food delivery business will transition to the continuing physical goods business in these countries.
This strategic shift demonstrates Jumia's strategic commitment to profitable growth and dedication to its core physical goods business in its 11 countries of operation.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. The Company believes that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment. The Company uses GMV as one of many indicators to monitor usage of our platform.

Forward Looking Statements
This press release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy, path to profitability and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.